Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended June 30		Years ended December 31
	2013		2012		2011		2010		2009		2008
Earnings:
Income before discontinued operations	$29,575		$129,553		$48,868		$49,162		$43,279		$78,625
Gain on sales of real estate	-		-		-		-		(103)		(4,578)
Interest and amortization expense	29,327		111,888		103,168		87,584		86,016		85,063
Total earnings	$58,902		$241,441		$152,036		$136,746		$129,192		$159,110

Fixed charges:
Interest and amortization expense	$29,327		$111,888		$103,168		$87,584		$86,016		$85,063
Capitalized interest	4,383		10,346		8,240		9,486		10,463		10,908
Preferred stock dividends	1,368		5,472		4,753		2,170		4,860		9,241
Perpetual preferred unit distributions	-		-		1,650		6,300		6,300		9,909
Total fixed charges and preferred stock dividends and preferred unit distributions	$35,078		$127,706		$117,811		$105,540		$107,639		$115,121

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.75	X	1.98	X	1.36	X	1.41	X	1.34	X	1.66	X

Ratio of earnings to combined fixed charges and preferred stock dividends and preferred unit distributions	1.68	X	1.89	X	1.29	X	1.30	X	1.20	X	1.38	X